                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                             FORM 11-K


(Mark One)

/X/  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934  /FEE REQUIRED/

For the fiscal year ended December 31, 1993

                               OR

/ /  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934  /NO FEE REQUIRED/

For the transition period from _________________ to ___________________


Commission file number 1-2677


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      Quaker State Corporation
                   Thrift and Stock Purchase Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      Quaker State Corporation
                           255 Elm Street
                    Oil City, Pennsylvania  16301

                         REQUIRED INFORMATION


Financial Statements
- - --------------------

    The financial statements and related report, prepared in accordance with the financial reporting requirements of ERISA, listed below are furnished for the Quaker State Thrift and Stock Purchase Plan. The pages referred to are the numbered pages in Coopers & Lybrand's Report on Audits of Financial Statements and Supplemental Schedules for the years ended December 31, 1993 and 1992, which appears herein after the signature page.

                        Item                               Pages
                        ----                               -----

Report of Independent Accountants                          2

Financial Statements:

    Statement of Net Assets Available for
        Benefits as of December 31, 1993 and 1992          3

    Statement of Changes in Net Assets Available
        for Benefits for the years ended
        December 31, 1993 and 1992                         4

    Notes to Financial Statements                          5-9

Supplemental Schedules:

    Item 27a - Schedule of Assets Held for Investment
         Purposes as of December 31, 1993                  10

    Item 27d - Schedule of Reportable Transactions
         (Transactions in excess of 5% of plan value)
         for the year ended December 31, 1993              11


Exhibit
- - -------
    The exhibit listed below is filed as a part of this annual report:

    1.  Consent of Coopers & Lybrand.

                                   SIGNATURES
                                   ----------


                 The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Organization and Compensation Committee of the Board of Directors of Quaker State Corporation have duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.



                                     QUAKER STATE CORPORATION
                                 THRIFT AND STOCK PURCHASE PLAN


                           BY    /s/ Thomas A. Gardner
                             --------------------------------
                             Thomas A. Gardner,
                             Chairman of the Organization
                             and Compensation Committee

Date: June 28, 1994

                   QUAKER STATE CORPORATION
                THRIFT AND STOCK PURCHASE PLAN
                           _________



           REPORT ON AUDITS OF FINANCIAL STATEMENTS

                 AND SUPPLEMENTAL SCHEDULES

        for the years ended December 31, 1993 and 1992

                            QUAKER STATE CORPORATION
                         THRIFT AND STOCK PURCHASE PLAN

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                                      ____


                                                                           Pages
                                                                           -----
Report of Independent Accountants                                             2

Financial Statements:
   Statements of Net Assets Available for
          Benefits as of December 31, 1993 and 1992                           3

   Statements of Changes in Net Assets Available
          for Benefits for the years ended
          December 31, 1993 and 1992                                          4

   Notes to Financial Statements                                            5-9

Supplemental Schedules:
   Item 27a - Schedule of Assets Held for Investment
          Purposes as of December 31, 1993                                   10

   Item 27d - Schedule of Reportable Transactions
          (Transactions in excess of 5% of plan value)
          for the year ended December 31, 1993                               11


                REPORT OF INDEPENDENT ACCOUNTANTS
                ---------------------------------


To the Board of Directors
Quaker State Corporation:

                 We have audited the statements of net assets available for benefits of the Quaker State Corporation Thrift and Stock Purchase Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

                 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                 In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Quaker State Corporation Thrift and Stock Purchase Plan as of
December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.


                 As discussed in Note 8 to the financial statements the Plan changed its method of accounting for payments due to participants effective January 1, 1993.

                 Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed on page 1 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Coopers & Lybrand
Pittsburgh, Pennsylvania
April 27, 1994

                            QUAKER STATE CORPORATION
                         THRIFT AND STOCK PURCHASE PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           December 31, 1993 and 1992
                                      ____

                                                                                1993
                                   ------------------------------------------------------------------------------------------------
                                                                                                            Loan
                                      Fund A            Fund B           Fund C            Fund D          Account
                                      ------            ------           ------            ------          -------

                                      Income             Bond         Quaker State         Equity          Employee
             ASSETS                    Fund              Fund          Stock Fund           Fund            Loans          Total
                                       ----              ----          ----------           ----            -----          -----
Investments, at value
    (Note 2):
  Quaker State Corporation
      capital stock, 1993:
      1,173,115 shares, 1992:
      1,200,521 shares (cost:
      $17,415,798 and
      $18,202,231,
      respectively)                         --                --        $15,543,774              --            --       $15,543,774
  U. S. government
      obligations
      (cost: 1993,
      $3,705,581;
      1992, $3,989,621)                $3,997,328             --             --                  --            --         3,997,328
  Money market accounts                 2,387,663         $702,000           30,547         $1,528,190         --         4,648,400
  Employee loans (Note 6)                   --                --             --                  --       $1,564,901      1,564,901
                                       ----------         --------      -----------         ----------    ----------    -----------
          Total investments             6,384,991          702,000       15,574,321          1,528,190     1,564,901     25,754,403

Receivables:
  Employee contributions                   44,102           64,224           84,117             98,735         --           291,178
  Company contributions                     --                --             85,062              --            --            85,062

Accrued interest receivable                74,700            2,682                9              1,865         --            79,256
                                       ----------         --------      -----------         ----------    ----------    -----------
          Total assets                  6,503,793          768,906       15,743,509          1,628,790     1,564,901     26,209,899

Payments due to participants
   (Note 8)                                 --                --             --                  --            --            --

Due to broker for securities
  purchased                                 --                --             --                  --            --            --
                                       ----------         --------      -----------         ----------    ----------    -----------
            Net assets
              available
              for benefits             $6,503,793         $768,906      $15,743,509         $1,628,790    $1,564,901    $26,209,899
                                       ==========         ========      ===========         ==========    ==========    ===========

Participating units               1,072,870.56371    739,848.88997    484,978.54204    1,504,892.44101
                                  ===============    =============    =============    ===============

Unit value                               $6.06205         $1.03927        $32.46228           $1.08233
                                         ========         ========        =========           ========


                                                                         1992
                                      ---------------------------------------------------------------------------
                                                                                             Loan
                                         Fund A            Fund B           Fund C          Account
                                         ------            ------           ------          -------
                                        Interest-
                                         Bearing           U. S.         Quaker State
                                          Bank           Government       Corporation       Employee
             ASSETS                     Accounts         Obligations     Capital Stock        Loans          Total
                                        --------         -----------     -------------        -----          -----
Investments, at value
    (Note 2):
  Quaker State Corporation
      capital stock, 1993:
      1,173,115 shares, 1992:
      1,200,521 shares (cost:
      $17,415,798 and
      $18,202,231,
      respectively)                            --                --        $13,805,992          --       $13,805,992
  U. S. government
      obligations
      (cost: 1993,
      $3,705,581;
      1992, $3,989,621)                        --          $4,202,333           --              --         4,202,333
  Money market accounts                   $3,172,214           20,821          413,233          --         3,606,268
  Employee loans (Note 6)                      --                --             --         $1,641,623      1,641,623
                                          ----------       ----------      -----------     ----------    -----------
          Total investments                3,172,214        4,223,154       14,219,225      1,641,623     23,256,216

Receivables:
  Employee contributions                      63,924           92,368          127,164          --           283,456
  Company contributions                        --                --             87,386          --            87,386

Accrued interest receivable                      971           82,378              169          --            83,518
                                          ----------       ----------      -----------     ----------    -----------
          Total assets                     3,237,109        4,397,900       14,433,944      1,641,623     23,710,576

Payments due to participants
  (Note 8)                                    41,064           47,420          581,586          --           670,070

Due to broker for securities
  purchased                                    --                --            407,681          --           407,681
                                          ----------       ----------      -----------     ----------    -----------
            Net assets
              available
              for benefits                $3,196,045       $4,350,480      $13,444,677     $1,641,623    $22,632,825
                                          ==========       ==========      ===========     ==========    ===========

Participating units                    560,986.49795    516,579.30336    503,756.68729
                                       =============    =============    =============

Unit value                                  $5.69719         $8.42171        $26.68883
                                            ========         ========        =========

     The accompanying notes are an integral part of the financial statements.

                            QUAKER STATE CORPORATION
                         THRIFT AND STOCK PURCHASE PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 for the years ended December 31, 1993 and 1992
                                   -----------

                                                                                   1993
                                         -----------------------------------------------------------------------------------------
                                                                                                            Loan
                                          Fund A          Fund B            Fund C        Fund D           Account
                                          ------          ------            ------        ------           -------
                                          Income           Bond             Stock         Equity          Employee
                                           Fund            Fund              Fund          Fund             Loans         Total
                                          ------           ----             -----         ------          --------        ------

Additions:
   Contributions:
     Employee                           $  567,122     $   594,672      $   706,717      $  970,327           --       $ 2,838,838
     Company                                 --              --           1,091,224           --              --         1,091,224
                                        ----------     -----------      -----------      ----------      ----------    -----------
                                           567,122         594,672        1,797,941         970,327           --         3,930,062
   Income from:
     Cash dividends                          --              --             712,400           --              --           712,400
     Interest                              388,659           3,080            5,846           4,912      $  148,834        551,331

   Transfers, net                        3,994,127      (4,188,269)        (237,338)        657,036        (225,556)         --

   Net appreciation (depreciation)
       of investments                       80,222          12,392        2,137,817          65,007           --         2,295,438
                                        ----------     -----------      -----------      ----------      ----------    -----------
                                         5,030,130      (3,578,125)       4,416,666       1,697,282         (76,722)     7,489,231

Less distributions to withdrawing
    participants, at value               1,763,446          50,869        2,699,420          68,492           --         4,582,227
                                        ----------     -----------      -----------      ----------      ----------    -----------
Net change before cumulative effect
    of accounting change                 3,266,684      (3,628,994)       1,717,246       1,628,790         (76,722)     2,907,004

Cumulative effect of accounting
    change (Note 8)                         41,064          47,420          581,586           --              --           670,070
                                        ----------     -----------      -----------      ----------      ----------    -----------
Net change                               3,307,748      (3,581,574)       2,298,832       1,628,790         (76,722)     3,577,074

Net assets available for benefits,
    beginning of year                    3,196,045       4,350,480       13,444,677           --          1,641,623     22,632,825
                                        ----------     -----------      -----------      ----------      ----------    -----------
Net assets available for benefits,
    end of year                         $6,503,793     $   768,906      $15,743,509      $1,628,790      $1,564,901    $26,209,899
                                        ==========     ===========      ===========      ==========      ==========    ===========


                                                                             1992
                                         ----------------------------------------------------------------------------
                                                                                              Loan
                                         Fund A            Fund B            Fund C          Account
                                         ------            ------            ------          -------
                                        Interest-
                                         Bearing            U.S.           Quaker State
                                          Bank           Government        Corporation      Employee
                                         Accounts        Obligations      Capital Stock       Loans         Total
                                        ---------        -----------      -------------     --------        -----
Additions:
   Contributions:
     Employee                           $  584,541      $  761,529     $ 1,161,663             --          $ 2,507,733
     Company                                 --              --          1,059,420             --            1,059,420
                                        ----------      ----------      -----------       ----------       -----------
                                           584,541         761,529       2,221,083             --            3,567,153
   Income from:
     Cash dividends                          --              --            892,051             --              892,051
     Interest                              126,557         292,418           7,410        $  148,996           575,381
    Transfers, net                         (16,466)        (33,519)       (141,594)          191,579           --
    Net appreciation (depreciation)
       of investments                        --            (28,892)     (1,810,455)            --           (1,839,347)
                                        ----------      ----------      -----------       ----------       -----------
                                           694,632         991,536       1,168,495           340,575         3,195,238
 Less distributions to withdrawing
    participants, at value                 423,883         425,168       1,722,336             --            2,571,387
                                        ----------      ----------      -----------       ----------       -----------
Net change before cumulative effect
    of accounting change                   270,749         566,368        (553,841)          340,575           623,851

Cumulative effect of accounting
    change (Note 8)                          --              --              --                --                --
                                        ----------      ----------      -----------       ----------       -----------
Net change                                 270,749         566,368        (553,841)          340,575           623,851

Net assets available for benefits,
    beginning of year                    2,925,296       3,784,112      13,998,518         1,301,048        22,008,974
Cumulative effect of
    accounting change  (Note 8)              --              --              --                --              --
                                        ----------      ----------      ----------       -----------      ------------
Net assets available for benefits,
    end of year                         $3,196,045      $4,350,480     $13,444,677        $1,641,623      $ 22,632,825
                                        ==========      ==========     ===========        ==========      ============


       The accompanying notes are an integral part of the financial statements.

                            QUAKER STATE CORPORATION
                         THRIFT AND STOCK PURCHASE PLAN

                         NOTES TO FINANCIAL STATEMENTS
                                      ____


1.     Major Features of the Plan:
       ---------------------------

       The Quaker State Corporation Thrift and Stock Purchase Plan (the Plan) includes eligible employees of Quaker State Corporation (Quaker State or the Company) and certain of its subsidiaries who have completed one year of service and have reached age 21. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Under the Plan, participants may elect to make contributions on a tax-deferred basis in the form of a salary reduction (Tax-Deferred Contributions) at their option up to the lesser of 10% (12% effective July 1, 1992) of their compensation or $8,994. The $8,994 limit may be adjusted by the Internal Revenue Service in future years. In addition, employees may elect to make contributions on an after-tax basis in the form of a payroll deduction (Thrift Contributions) of up to 6% of their compensation; however, the sum of the Thrift Contributions and the Tax-Deferred Contributions cannot exceed 10% (12% effective July 1,
       1992) of the participant's compensation. For contribution purposes, not more than $235,840 of a participant's compensation (as adjusted by the Internal Revenue Service) can be taken into account for any one calendar year. Subject to limitations, the Company will make contributions (Regular Company Contributions) in an amount equal to 50% of a participant's total monthly contributions up to a maximum of 3% of that participant's monthly compensation. In addition, the Company will make a profit- sharing contribution (Company Profit-Sharing Contribution) to the Plan provided certain predetermined profit levels are attained.

       Effective January 1, 1993, four funds were available for investment of contributions to the Plan. Fund A is composed of money market funds and bonds or other obligations issued by the U. S. government. At
       December 31, 1993, stated interest rates on investments in Fund A ranged from 3.9% to 8.875%. Fund B is the Mellon Bank EB Intermediate Bond Fund comprised of a portfolio of fixed income securities. Fund C is composed of Quaker State capital stock. Fund D is the Mellon Bank EB Stock Fund comprised of a diversified portfolio of corporate stocks. In anticipation of the change in the Plan trustee (Note 9), investments in Fund B and Fund D were liquidated and held in money market funds at December 31, 1993. All Company contributions are invested in Fund C; however, participants may select any one or more of the four funds for their contributions. Allocations of employee contributions must be in even multiples of 10%, and until January 1, 1993 not less than 30% of their total contributions could be invested in any one fund. Prior to January 1, 1993, three funds were available for investment of contributions to the Plan. Effective January 1, 1993, the Plan was amended to combine the existing Fund A and Fund B into a new Fund A. In addition, a new Fund B and Fund D were established.

       An account is maintained for each participant, which is credited with the participant's contribution and allocation of (a) the Company's contribution, and (b) plan earnings. Allocations are based on participant contributions or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from that participant's account.


                                  Continued

                                ____


1.     Major Features of the Plan, continued:
       ---------------------------
       Effective April 1, 1993, transfers of presently invested participant Tax-Deferred Contributions and Thrift Contributions are permitted pursuant to the Plan provisions.

       The Organization and Compensation Committee of the Quaker State Board of Directors administers the Plan. Reference should be made to the Prospectus, "Quaker State Corporation Thrift and Stock Purchase Plan ("Prospectus")," for a detailed description of the Plan including eligibility and vesting (Note 5), employee and Company contributions, investment options, withdrawals, borrowings by participants and termination.


2.     Summary of Significant Accounting Policies:
       -------------------------------------------
          Investment Valuation:
          ---------------------
          Investments are carried at value in the accompanying financial statements. Investments in Quaker State capital stock are valued at the mean of the highest and lowest selling prices on the last business day of the period. U. S. government obligations are valued at the mean of the bid and asked prices on the last business day of the period. Investments in money market accounts are carried at cost which approximates market. Money market accounts are invested in a Mellon Bank temporary investment account.

          Other:
          ------
          Purchases and sales/distributions of Quaker State capital stock and
          U. S. government obligations are reflected on a trade-date basis. Gains and losses are based on average cost for Quaker State capital stock and specific identification for U. S. government obligations.


          Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

          The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on U.S. government obligations and Quaker State capital stock and net appreciation (depreciation) in the value of the underlying assets in the bond and equity funds.

          Administrative expenses, including trustee, legal, auditing and other fees, are paid by Quaker State and, therefore, are not expenses of the Plan.

                                  Continued

                                ____


3.     Federal Income Taxes:
       ---------------------
       The Internal Revenue Service has determined that the Plan is qualified and the Trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes. Certain prior and any subsequent amendments to the Plan are subject to Internal Revenue Service review and approval. The plan administrator and its legal counsel do not anticipate that such changes will affect the qualified and tax-exempt status of the Plan and Trust, respectively.

       Thrift Contributions are included in the participant's income in the year the payroll deductions are made and are not deductible by the participant for federal income tax purposes. Tax-Deferred Contributions are not included in the participant's income for federal income tax purposes and, therefore, are not subject to federal income tax or withholding at the time of contribution.

       Company contributions and earnings reinvested into the various funds are not taxable to the participant until distribution.

4.     Forfeited Company Contributions:
       --------------------------------
       Prior to July 1, 1992, each Plan Year's Regular Company Contribution units which had been forfeited in accordance with the applicable provisions of the Plan were held on an unallocated basis until the last valuation date preceding the fifth January 1 following the end of such Plan Year or, if earlier, until reinstated to a participant's account pursuant to the Plan. At that time, the forfeited units were reallocated to the then active participants for such Plan Year. Effective July 1, 1992, the Plan was amended to provide for full vesting of all accounts for active participants and for all forfeitures which were unallocated as of June 30, 1992 to be allocated to active participants of the Plan. As of June 30, 1992 a total of 2,769.51311 Regular Company Contribution units, with a total value at December 31, 1992 of $73,915 were reallocated.

                                  Continued

                                  ____


5.     Vesting and Withdrawal of Units:
       --------------------------------
       Effective July 1, 1992, all participants who are active employees on that date are 100% vested in the Regular Company Contributions, and Regular Company Contributions made on or after July 1, 1992 will be 100% vested at all times. Prior to July 1, 1992, an active participant was 100% vested in the Regular Company Contribution units after the participant had completed five years of continuous service; however, the vesting provisions in effect prior to January 1, 1989 continued to be used to determine withdrawals. Prior to January 1, 1989, Regular Company Contribution units vested on the fifth January 1 following the Plan Year for which such units were credited to a participant's account.

       Prior to July 1, 1992, a withdrawal of Thrift Contribution or Tax-Deferred Contribution units for a Plan Year would result in a forfeiture of unvested Regular Company Contribution units credited to a participant's account for such Plan Year.


6.     Employee Loans:
       ---------------
       Participants are permitted to borrow against all or a portion of their Tax-Deferred Contribution and Company Profit-Sharing Contribution units within prescribed limitations and pursuant to nondiscriminatory rules established by the Organization and Compensation Committee. Each loan is to be repaid over a period not to exceed five years unless the Organization and Compensation Committee approves a longer repayment period for certain loans related to a participant's primary residence.

       The interest rate applied to any loan made on or before October 18, 1989 was determined by the Compensation Committee, at one-half percent above the Chase Manhattan Bank prime rate, in December of the preceding calendar year. The interest rate applied to any loan made after October 18, 1989 is the rate set by the Compensation Committee from time to time determined by periodically comparing rates at various banks. Principal and interest payments are generally made through monthly payroll deductions and are credited to the participant's individual Plan account(s). Loans totaling $1,004,990 and $1,129,008 were made from the Plan, and repayments, including interest of $148,834 and $148,996, totaling $1,230,546 and $937,429 were received by the Plan during the years ended December 31, 1993 and 1992, respectively.

                                  Continued

                                   ____


7.     Plan Termination:
       -----------------
       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8.     Change in Accounting:
       ---------------------
       To comply with the American Institute of Certified Public Accountants revised Audit and Accounting Guide "Audits of Employee Benefit Plans," as of May 1, 1993 (the Guide), the Plan changed its method of accounting for distributions payable to participants in 1993. Presently, the Plan includes payments due to participants in net assets available for plan benefits in accordance with the Guide. The Plan previously presented such amounts as a liability. The cumulative effect of the change is to increase net assets available for plan benefits by $670,070 as of January 1, 1993. Payments due to participants as of December 31, 1993 were $912,734. This methodology differs from that required under the Employee Retirement Income Act of 1974. Therefore, for the Form 5500, the Plan includes such distributions payable as a liability of the Plan.

9.     Subsequent Event:
       -----------------
       Effective January 1, 1994, the Plan was amended to appoint PNC Bank as the new trustee of the Plan. Fund A invests in the PNC Money Market Portfolio and U.S. Government Obligations, Fund B invests in the PNC Intermediate Government Portfolio, Fund C in Quaker State Capital Stock, and Fund D in the PNC Index Equity Portfolio.

                            QUAKER STATE CORPORATION
                         THRIFT AND STOCK PURCHASE PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               December 31, 1993
                                      ____


        Issuer and Description                                                       Cost                                 Value
        ----------------------                                                       ----                                 -----
Investments:
   Quaker State Corporation capital stock                                         $17,415,798                          $15,543,774

   U. S. Treasury bonds, par value; $250,000, 8%, due 8/15/01                         249,141                              272,110

   U. S. Treasury notes, par value; $175,000, 7.75%, due 3/31/96                      174,573                              187,633

   U. S. Treasury notes, par value; $170,000, 7.875%, due 6/30/96                     169,414                              184,822

   U. S. Treasury notes, par value; $115,000, 7.25%, due 8/31/96                      114,432                              122,871

   U. S. Treasury notes, par value; $135,000, 7%, due 9/30/96                         134,719                              143,944

   U. S. Treasury notes, par value; $350,000, 6.875%, due 3/31/97                     349,051                              372,967

   U. S. Treasury notes, par value; $125,000, 6.75%, due 5/31/97                      125,000                              132,813

   U. S. Treasury notes, par value; $165,000, 6.375%, due 6/30/97                     164,617                              173,559

   U. S. Treasury notes, par value; $435,000, 6.375%, due 8/15/02                     431,055                              453,622

   U. S. Treasury notes, par value; $75,000, 5.50%, due 9/30/97                        74,870                               76,664

   U. S. Treasury notes, par value; $90,000, 5.75%, due 10/31/97                       89,654                               92,700

   U. S. Treasury notes, par value; $110,000, 6.00%, due 12/31/97                     110,000                              114,194

   U. S. Treasury notes, par value; $150,000 5.625% due 1/31/98                       149,774                              153,470

   U. S. Treasury notes, par value; $500,000, 8.625%, due 8/15/97                     492,656                              562,500

   U. S. Treasury notes, par value; $100,000, 8.875%, due 2/15/94                      99,406                              100,688

   U. S. Treasury notes, par value; $100,000, 8.625%, due 8/15/94                      99,537                              100,156

   U. S. Treasury notes, par value; $50,000, 7.75%, due 2/15/95                        49,922                               52,156

   U. S. Treasury notes, par value; $200,000, 8.50%, due 3/31/94                      199,468                              202,562

   U. S. Treasury notes, par value; $350,000, 8.50%, due 11/15/00                     349,945                              409,063

   U. S. Treasury notes, par value; $50,000, 7.75%, due 2/15/01                        48,359                               56,875

   U. S. Treasury notes, par value; $30,000, 7.50%, due 2/29/96                        29,988                               31,959

   Mellon Bank temporary investment account, 3.90%                                  2,387,663                            2,387,663

   Mellon Bank temporary investment account, 3.40%                                  2,260,737                            2,260,737

   Participant loans, 8% - 12%, due at various dates                                  --                                 1,564,901
                                                                                  -----------                          -----------
        Total                                                                     $25,769,779                          $25,754,403
                                                                                  ===========                          ===========


                            QUAKER STATE CORPORATION
                         THRIFT AND STOCK PURCHASE PLAN

                 ITEM 27d-SCHEDULE OF REPORTABLE TRANSACTIONS

                  (Transactions in excess of 5% of plan value)

                      for the year ended December 31, 1993
                                      ____


                                                                                                        Current Value
                                                                                                         of Asset on
                                                    Purchase        Selling      Expenses    Cost of     Transaction     Net Gain
 Identity of Party      Description of Asset         Price           Price       Incurred     Assets        Date         (Loss)
 -----------------      --------------------         -----           -----       --------     ------        ----         ------
 Quaker State
     Corporation        Capital stock             $2,270,441(a)        --          $7,668     $2,270,441   $2,270,441       --

 Quaker State
     Corporation        Capital stock                 --          $2,652,154(b)      --        3,059,528    2,652,154   $(407,374)

 Mellon Bank            Temporary investment
                           account                 9,269,207(c)        --            --        9,269,207    9,269,207       --

 Mellon Bank            Temporary investment
                           account                    --           8,227,076(d)      --        8,227,076    8,227,076       --


 Mellon Bank            Equity Fund                1,376,751(e)        --            --        1,376,751    1,376,751       --

 Mellon Bank            Equity Fund                   --           1,426,797         --        1,376,751    1,426,797     50,046


(a)  Represents a series of 12 transactions, none of which individually exceeded 5% of plan assets.
(b)  Represents a series of 30 transactions, none of which individually exceeded 5% of plan assets.
(c)  Represents a series of 331 transactions, one of which individually exceeded 5% of plan assets.
(d)  Represents a series of 146 transactions, none of which individually exceeded 5% of plan assets.
(e)  Represents a series of 6 transactions, none of which individually exceeded 5% of plan assets.

                        QUAKER STATE CORPORATION
                    THRIFT AND STOCK PURCHASE PLAN
                              ____________

                      Annual Report on Form 11-K
                For the Fiscal Year Ended December 31, 1993

                              EXHIBIT INDEX
Exhibit No.                     Description of Exhibit
- - -----------                     ----------------------
     1                           Consent of Independent Accountants.
